File 82-2783

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682.6205
Website: www.formcap.com

Formation's DEIS Prepared and Submitted to Agencies for Review

Vancouver, B.C., December 15, 2006, Formation Capital Corporation, (Formation, FCO-TSX), announced today its wholly owned subsidiary, Formation Capital Corporation, U.S. ("the Company") located in Salmon, Idaho has reported that the United States Department of Agriculture, Salmon-Challis National Forest (FS) has prepared and submitted on December 11, 2006, the Draft Environmental Impact Statement (DEIS) for Formation's 100% owned Idaho Cobalt Project (ICP) to cooperating federal and state Agencies for review.

The Agencies' review is a necessary step before the DEIS is made available for public review and comments, which is expected in the new year towards the end of January. The public review period is 45 days, noting that an additional 15 days could be granted by the FS if requested, after which the FS will review all comments and make the necessary revisions to the document. The Company expects that the Final EIS will be issued this summer and will be accompanied by a Record of Decision that will approve the Mine Plan of Operations with any modifications deemed appropriate by the FS.

As discussed in the Company news release dated November 6, 2006, the Company and the Agencies have been working closely for several years to develop a mining operation that will have a minimal effect on the surrounding area. The proposed operation calls for a disturbance of less than 125 acres, an underground mining operation with all openings above the water table, dry stacked tailings and waste rock, lined and covered, with approximately 60% placed back underground, advanced water treatment meeting applicable water quality standards, and a post mining contingency plan including pump back wells and water treatment.

The Idaho Cobalt Project is a unique high-grade, primary cobalt deposit that is metallurgically favorable for the production of high purity cobalt products. The U.S.A. is one of the largest world consumers of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

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